Filed by XO Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Allegiance Telecom, Inc.
                                                   Commission File No. 000-24509


     FCC Approves XO Communications Acquisition of Allegiance Telecom Assets

RESTON, VA - April 5, 2004 - XO Communications, Inc. (OTCBB: XOCM.OB) today announced that the Federal Communications Commission has approved its acquisition of substantially all of the assets of Allegiance Telecom, Inc., which will position the company as one of the nation's largest facilities-based competitors to the regional Bell operating companies. XO expects to complete its acquisition of the Allegiance assets and obtain final state regulatory approvals during the second quarter of 2004.

"The combination of XO and Allegiance will bring the type of competition to the regional Bell operating companies originally envisioned by Congress when it enacted the Telecommunications Act of 1996," said XO Communications' CEO, Carl Grivner. "With our national network footprint in more local markets across the country, XO will be able to offer businesses more choices for their local, national and end-to-end telecommunications needs."

With the addition of Allegiance Telecom's assets, XO will have more nationwide connections to regional Bell operating companies' networks than any other CLEC, and double the Points of Presence (PoPs) within the 36 major metropolitan areas where both XO and Allegiance operate. With this vastly expanded network footprint, XO believes it will be better positioned to compete head to head with other companies in the nationwide local telecommunications services market.

"Our integration team is moving quickly to bring together the best assets from both companies in terms people, processes and technology. We remain confident that through these efforts we will be able to achieve our goal of approximately $160 million in annual cost savings over time from the acquisition of the Allegiance assets," added Grivner.

On February 13, 2004, XO Communications was selected as the winning bidder for Allegiance Telecom, which had filed for financial restructuring under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2003. Under the terms of the purchase agreement, XO agreed to purchase substantially all of the assets of Allegiance Telecom and its subsidiaries except for Allegiance's customer premises equipment sales and maintenance business (operated under the name of Shared Technologies), its managed modem business, and certain other Allegiance assets and operations.



About XO Communications

XO Communications is a leading broadband telecommunications services provider offering a complete portfolio of telecommunications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

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The statements contained in this release that are not historical facts are
"forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements include those describing XO's expected future business and network operations and results of operations, XO's ability to achieve projected synergies and revenue from the acquisition of Allegiance's assets in a timely manner or at all, XO's ability to increase sales, and XO's ability to continue to implement effective cost containment measures. Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction will be included in a plan of reorganization to be submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC's web site, www.sec.gov. Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.

For more information contact:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com


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